EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2021 Consolidated Financial Statements of TC Energy Corporation
September 30, 2021

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended September 30, 2021 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2021

Earnings coverage on long-term debt and current liabilities	1.8 times

Earnings coverage on long-term debt and current liabilities excluding loss on sale of Ontario natural gas-fired power plants, Keystone XL asset impairment charge and other, Keystone XL preservation and other, and voluntary retirement program during the twelve-month period ended September 30, 2021
3.0 times*

The Corporation’s interest obligations for the twelve-month period ended September 30, 2021 amounted to approximately $2.377 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $4.209 billion for the twelve-month period ended September 30, 2021, which is 1.8 times the Corporation’s interest requirements for that period.

* The Corporation’s interest obligations for the twelve-month period ended September 30, 2021 amounted to approximately $2.377 billion. The Corporation’s earnings before interest expense and income taxes, excluding loss on sale of Ontario natural gas-fired power plants, Keystone XL asset impairment charge and other, Keystone XL preservation and other, and voluntary retirement program amounted to approximately $7.239 billion for the twelve-month period ended September 30, 2021, which is 3.0 times the Corporation’s interest requirements for that period.